3 Cascade Plaza
Akron, Ohio 44308
(330) 996-6300

June 20, 2014

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attn: Mr. David Irving

Re: FirstMerit Corporation
Annual Report on Form 10-K for the fiscal year ended December 31, 2013
Filed February 25, 2014
File No. 001-11267

Dear Mr. Irving:

This letter confirms our discussion with Mr. Marc Thomas on Thursday, June 19, in which FirstMerit Corporation requested additional time to respond to the comments set forth in your letter dated June 9, 2014. As discussed with Mr. Thomas, we intend to provide our response to you on or before Friday, June 27, 2014.

We appreciate the staff's willingness to accommodate our request. Please contact the undersigned at (330) 384-7534 or Nancy Worman at (330) 849-8998 if you have any questions.

Very truly yours,

/s/ Terrence E. Bichsel
Terrence E. Bichsel, Senior Executive Vice President and Chief Financial Officer
FirstMerit Corporation
III Cascade Plaza, 7th Floor
Akron, OH 44308